File No. 70-7580

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549
                            Form U- I
            ________________________________________

                 POST-EFFECTIVE AMENDMENT NO. 7
                               to
                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
             _______________________________________

                     Entergy Louisiana, Inc.
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113

       (Name of company filing this statement and address of principal executive offices)

            ________________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
            ________________________________________

                         C. John Wilder
                  Executive Vice President and
                     Chief Financial Officer
                     Entergy Louisiana, Inc.
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113

             (Name and address of agent for service)
             ______________________________________
     The Commission is also requested to send copies of any communications in connection with this matter to:

Denise C. Redmann, Esq.          William T. Baker, Jr., Esq.
Entergy Services, Inc.           Daniel Guetta, Esq.
639 Loyola Avenue                Thelen Reid & Priest LLP
New Orleans, Louisiana 70113     40 West 57th Street
                                 New York, New York 10019

Item 1.   Description of Proposed Transactions.

          Pursuant to Commission authorization in this file (HCAR Nos. 24810, 25246, 26460 and 27087, February 2, 1989, January 24,
1991, January 24, 1996 and October 15, 1999, respectively) (the "Orders"), Entergy Louisiana, Inc. ("Entergy Louisiana") entered into a Fuel Lease, dated as of January 31, 1989 (the "Lease"), with River Fuel Company #2, Inc. ("River Fuel"). Pursuant to the Lease, River Fuel acquires nuclear fuel for use at Entergy Louisiana's Waterford 3 nuclear generating unit and leases such nuclear fuel to Entergy Louisiana. Under the terms of the Lease, Entergy Louisiana is required to make rental payments in such amounts as are necessary for River Fuel to meet its debt service requirements and other expenses.

          In accordance with the terms of the Orders, River Fuel finances the acquisition of nuclear fuel through (a) revolving credit borrowings and/or the issuance of commercial paper pursuant to an Amended and Restated Credit Agreement, dated as of November 19, 1999 (the "1999 Credit Agreement"), with The Bank of New York, as agent, and various other Lenders thereunder; and (b) the issuance and sale of intermediate term secured notes to institutional investors. The commercial paper issued pursuant to the 1999 Credit Agreement is supported by irrevocable direct-pay letters of credit issued by the Lenders. The Orders further provide that River Fuel's combined obligations under its credit facility and its outstanding intermediate term secured notes may at no time exceed $160 million.

          River Fuel is currently in discussions with The Bank of New York concerning the execution of a new credit agreement which will replace (and extend the term of) the 1999 Credit Agreement. Due to changes in the credit markets that have occurred since the execution of the 1999 Credit Agreement, The Bank of New York, together with certain additional proposed lenders, are requiring certain adjustments in the interest rates and fees payable by River Fuel thereunder.

          In accordance with the terms of the Orders, River Fuel is currently authorized to pay interest under the 1999 Credit Agreement as follows: (1) in the case of base rate borrowings, a maximum rate of interest equal to the higher of (a) the prime rate in effect on the date of such borrowing, and (b) the sum of 1% per annum and the Federal Funds Rate in effect on the date of such borrowing; and (2) in the case of borrowings based on the London Interbank Offered Rate ("LIBOR"), a maximum rate of interest equal to 2% per annum in excess of LIBOR.

             In addition, in accordance with the terms of the Orders, River Fuel is currently authorized to pay the following maximum fees under the 1999 Credit Agreement: (1) a maximum letter of credit fee of 1% per annum on the average aggregate face amount of commercial paper outstanding during each quarter that Entergy Louisiana's senior debt is investment grade, and 1-7/8% per annum on the average aggregate face amount of commercial paper outstanding during each quarter that Entergy Louisiana's senior debt is not investment grade; (2) a maximum commitment fee of 1/4 of 1% per annum on the difference between the maximum commitment under the 1999 Credit Agreement and the average daily amount of commercial paper and revolving credit loans outstanding thereunder during each quarter; and (3) a maximum administrative fee of $10,000 per annum.

          In connection with the execution by River Fuel of a new credit agreement, it is now proposed that loans under River Fuel's new credit agreement (or any successor credit agreement) bear interest at rates not in excess of those rates generally obtainable at the time for loans having the same or reasonably similar maturities, obtained by companies of the same or reasonably comparable credit quality and having reasonably similar terms, conditions and features.

           In addition, it is also now proposed that River Fuel pay maximum fees under the new credit agreement (or any successor credit agreement) as follows: (1) a maximum letter of credit fee of 5% per annum on the average aggregate face amount of commercial paper outstanding during each quarter, with the specific amount of such fee to be determined based upon Entergy Louisiana's senior debt rating; (2) a maximum commitment fee of 2% per annum on the difference between the maximum commitment under the new credit agreement and the average daily amount of commercial paper and revolving credit loans outstanding thereunder during each quarter; (3) a maximum administrative fee of $50,000 per annum; and (4) maximum one time closing fees of $1,500,000, consisting of up-front fees, arrangement fees, administrative agency fees and such other closing fees as are customary in connection with similar credit agreements.

          Under the terms of the Lease, River Fuel may not enter into any successor credit agreement without the consent of Entergy Louisiana. Authorization is herein requested for Entergy
Louisiana to consent to the execution by River Fuel of a new credit agreement (and any successor credit agreements) incorporating the terms described herein.

Item 3.        Applicable Statutory Provisions.

           Entergy Louisiana believes that its participation in the transactions proposed herein is subject to Sections 9(a) and 10 of the Act and that no other Sections of the Act, including
Sections 6 and 7, are applicable.

Item 5.   Procedure.

          Entergy Louisiana hereby requests that the Commission's supplemental order authorizing Entergy Louisiana to consent to the execution by River Fuel of a new credit agreement be entered on or before January 15, 2001.

          Entergy Louisiana hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission; agrees that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision; and requests that there be no waiting period between the issuance of the Commission's supplemental order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements.

          (a)  Exhibits:

          *B     New Credit Agreement.

           H Suggested form of notice of proposed transactions for publication in the Federal Register.

    (b)       Financial Statements:

          The transactions proposed herein do not contemplate an increase in the amount of financing currently authorized by the Commission. Therefore, no financial statements are filed herewith.

* To be filed by Rule 24 Certificate after execution of new Credit
  Agreement.

                            SIGNATURE

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                              ENTERGY LOUISIANA , INC.



                              By:  /s/  Steven C. McNeal
                                    Steven C. McNeal
                                    Vice President and Treasurer


Dated:  October 11, 2000